UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2004

                  GRUPO AEROPORTUARIO DEL SURESTE S.A. DE C.V.
                            (SOUTHEAST AIRPORT GROUP)
--------------------------------------------------------------------------------
                 (Translation of Registrant's Name Into English)

                                     Mexico
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                 (Jurisdiction of incorporation or organization)



                  Blvd. Manuel Avila Camacho, No. 40, 6th Floor
                            Col. Lomas de Chapultepec
                               11000 Mexico, D.F.
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

               Form 20-F  x                       Form 40-F
                         ---                                ---

          (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

               Yes                                No  x
                   ---                               ---

          (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)

     Contacts:

        ASUR                [ASUR LOGO - OMITTED]      Breakstone & Ruth
 Lic. Adolfo Castro                                      Susan Borinelli
 (52) 55-5284-0408                                      (646) 536-7018
acastro@asur.com.mx                                Sborinelli@breakstoneruth.com





          ASUR Announces Total Passenger Traffic up 9.0% Year over Year

Mexico City, April 12, 2004, Grupo Aeroportuario del Sureste, S.A. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR) today announced that total passenger traffic for the month of March 2004 increased by 9.0% percent when compared to March 2003.

All figures in this announcement reflect comparisons between the 31-day period starting March 1 through March 31, 2004 and 2003. Transit and general aviation passengers are excluded.

-----------------------------------------------------------
     Airport     March 2003       March 2004     % Change
-----------------------------------------------------------
Cancun             871,914         943,963          8.3%
Cozumel             54,224          61,304         13.1%
Huatulco            22,875          23,746          3.8%
Merida              72,983          79,007          8.3%
Minatitlan          11,871          11,320         -4.6%
Oaxaca              41,076          52,428         27.6%
Tapachula           15,437          16,735          8.4%
Veracruz            44,551          43,981         -1.3%
Villahermosa        46,869          55,827         19.1%
-----------------------------------------------------------
ASUR Total       1,181,800       1,288,311          9.0%
-----------------------------------------------------------

It is important to mention that in 2003 and 2004 both Easter Week and Holy Week took place in April. Passenger traffic comparisons also reflect the beginning of the war in Iraq at the end of March 2003.


About ASUR:

Grupo Aeroportuario del Sureste, S.A. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

                                    - ENDS -

                                   SIGNATURES


          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   Grupo Aeroportuario del Sureste, S.A. de C.V.


                                   By: /s/ ADOLFO CASTRO RIVAS
                                       ------------------------------
                                       Adolfo Castro Rivas
                                       Director of Finance

Date: April 13, 2004